Exhibit (a)(5)(vii)

Applica Incorporated
3633 Flamingo Road
Mirarnar, Florida 33027
Phone: 954-883-1000
Lisa R. Carstarphen
Vice President, General Counsel and Corporate Secretary
Phone No : (954) 883-1025
Facsimile No.: (954) 883-1714
lisa.carstarphen@applicamail.com
January 9, 2007
Via Email
NACCO Industries, Inc.
5875 Landerbrook Drive
Cleveland, Ohio 44124-4017
Attention: Charles A. Bittenbender
     Re:     Offer to Purchase All Outstanding Shares of Common Stock of Applica Incorporated
Dear Mr. Bittenbender:
     I am writing on behalf of the Board of Directors of Applica Incorporated (the “Company”) in respect to the pending Offer to Purchase All Outstanding Shares of Common Stock of Company, as amended to the date hereof, including as set forth in the Schedule TO/A No. 5 filed by NACCO Industries, Inc. and certain of its affiliates (collectively, “NACCO”) with the Securities and Exchange Commission (such Offer to Purchase, as amended, the “Offer”). Although the Offer proposes a price of $7.90 per share of Company Common Stock as compared to the $7.75 per share of Company Common Stock to be paid under the pending merger agreement (the “Pending Merger Agreement”) with affiliates of Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P. (collectively, “Harbinger”), the Board of Directors of the Company believes that the conditions precedent set forth in the Offer and its structure present substantial concerns that the Offer could not be consummated.
     Accordingly, unless the Offer is amended as described below in order to provide sufficient certainty of completion, the Board of Directors of the Company would not be in a position to reconsider its current recommendation with respect to the Offer.

NACCO Industries, Inc.
Cleveland, Ohio 44124
January 9, 2007

          1. Minimum Tender Condition - The Offer is conditioned upon, among other things, there being validly tendered, and not properly withdrawn prior to the expiration date, a number of shares of Company Common Stock, which constitutes a majority of the outstanding shares, calculated on a fully diluted basis as of the date the shares are accepted for payment pursuant to the offer, excluding, in each case, the shares beneficially owned by NACCO.
The Company’s Board of Directors believes that there is a significant risk that this condition would not be fulfilled because Harbinger owns approximately 39% of the Company’s Common Stock. As a result, there is a concern that if Harbinger were to refuse to tender its shares to NACCO and unless the holders of substantially all of the Company’s remaining shares were tendered in the Offer, the Minimum Tender Condition would not be satisfied. Accordingly, the Minimum Tender Condition must be revised to require that a majority of the Applica Common Stock entitled to vote (as of the date hereof) must be validly tendered and not properly withdrawn prior to the expiration date of the Offer. We note that, in effect, this would make the Minimum Tender Condition substantially equal to the vote requirement necessary to approve the Pending Merger Agreement.
          2. Material Adverse Change Condition - The Offer is subject to the condition that “no event, circumstance, change or effect shall have occurred since October 19, 2006 that, individually or in the aggregate, with all other events, circumstances, changes and effects, is or could reasonably be expected to be materially adverse to the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that the foregoing shall not include any event, circumstance, change or effect resulting from (A) changes in general economic conditions or (B) general changes in the industry of designing, marketing and distributing small electronic kitchen and household appliances in which the Company and its Subsidiaries operate that do not have a disproportionate effect (relative to overall industry performance) on the Company and its Subsidiaries, taken as a whole. ”
The Material Adverse Change condition does not exclude effects arising out of the transaction with NACCO. Accordingly, the Material Adverse Change Condition must be revised, such that adverse changes resulting from a transaction with NACCO or the announcement thereof would not constitute a basis for NACCO to assert that the condition has not been satisfied.
          3. Financing Unknown -Although the Offer discloses that it has arranged for credit facilities to fund the purchase of the Company’s Common Stock, it is unclear whether these facilities are fully committed, whether the conditions to which they are subject are or can reasonably be satisfied and whether they are adequate to finance the purchase of the Company’s common stock and refinance the Company’s debt obligations that would become payable in the event of a change of control and provide working capital post acquisition.
Accordingly, NACCO must provide an unequivocal representation that these facilities are fully committed, that the conditions precedent to the receipt of advances under such facilities are satisfied or are not subject to any substantive concern that they would not be satisfied such that that funds will actually be available and sufficient to allow NACCO to purchase and pay (i) for tendered shares of

NACCO Industries, lnc.
Cleveland, Ohio 44124
January 9, 2007

Company Common Stock promptly following the expiration date of the Offer (without any further extension), (ii) the merger consideration payable in respect of the second step merger contemplated by the Offer in a timely fashion, and (iii) any funded debt obligations of the Company the repayment of which may be accelerated by consummation of the Offer.
          4. Merger Agreement - The Offer provides less certainty and greater obstacles to enforcement than does the Pending Merger Agreement.
Because any failure of NACCO to perform its obligations under the Offer could be remedied only by individual shareholder actions and the Offer does not provide for covenants and obligations to complete the transaction that are directly enforceable by the Company, the Board of Directors believes that shareholders are at substantially greater risk relying upon the Offer rather than participating in the Pending Merger Agreement. Moreover, the Board of Directors believes that in light of the already protracted contest for control of the Company, that it would be further counterproductive to prolong this contest pending prolonged negotiations of a new form of merger agreement. Accordingly, NACCO must provide its acknowledgement that it is willing to enter into a merger agreement substantially identical to the Pending Merger Agreement except with the following changes (in addition to necessary or appropriate revisions required in the context of the change in parties and timing):
          (a) The merger agreement would provide for a front end tender offer on the terms and subject to the same conditions as set forth in the Offer as revised in accordance with this letter and a second step merger providing in each case not less than $7.90 per share of Applica Common Stock, in cash;
          (b) That the conditions to consummation of the second step merger would be the same as set forth in Section 8.1 of NACCO’s proposed amended and restated merger agreement provided to the Company on December 13, 2006;
          (c) Both the definition of “Apple Material Adverse Effect” and the “no adverse changes” closing condition would be revised to reflect the modification discussed in Paragraph 2 above; and
          (d) The merger agreement should contain a clear representation that NACCO has available financial resources contemplated by Paragraph 3 above.
     The Company’s Board of Directors believes the current contest for the Company’s control must be resolved as soon as possible. As a result, your response to this letter is required not later than 5:00 p.m. Eastern Standard Time on Thursday, January 11, 2007. Your failure to respond by that time will be viewed by the Board of Directors as a rejection of these requirements.
     We would be pleased to discuss these terms at any time convenient, subject to such deadline. Please communicate any written response to the undersigned at the above addresses (either via email or

NACCO Industries, Inc.
Cleveland, Ohio 44124
January 9, 2007

otherwise), with a copy to Ira Rosner of Greenberg Traurig, P.A. (email to rosneri@gtlaw.com or fax to 305.961.5844) and telephonic communications should be directed to the undersigned 954.883.1025.

Sincerely,

Lisa R. Carstarphen

cc:	Greenberg Traurig P.A.
1221 Brickell Avenue
Miami, FL 33131
	Attention:	Ira Rosner

Jones Day
222 E. 41st Street
New York, NY 10017
	Attention:	Robert Profusek
Randi Lesnick